SCHEDULE 13G

CUSIP No. 86740P108	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Sunlands Online Education Group

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00005 per share,

including in the form of American Depository Shares

(each 25 representing 1 Class A Ordinary Share)

(Title of Class of Securities)

86740P108

(CUSIP Number)

December 31, 2018

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G

CUSIP No. 86740P108	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 58,603.80 (1)
	6	SHARED VOTING POWER 19,460.52 (1)
	7	SOLE DISPOSITIVE POWER 58,603.80 (1)
	8	SHARED DISPOSITIVE POWER 19,460.52 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,064.32 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.31% (2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Number of shares beneficially owned are expressed in equivalent Class A ordinary shares which are represented through holdings in American Depository Shares.

(2) Based on 1,811,023 Class A Ordinary Shares outstanding as of September 30, 2018, according to the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 23, 2018.

SCHEDULE 13G

CUSIP No. 86740P108	Page 3 of 5 Pages

Item 1(a) Name of Issuer

Sunlands Online Education Group

Item 1(b) Address of Issuer’s Principal Executive Offices

Building 4-6, Chaolai Science Park,

No. 36 Chuangyuan Road, Chaoyang District

Beijing, 100012, the People’s Republic of China

Item 2(a) Name of Persons Filing

GIC Private Limited (“GIC”)

Item 2(b) Address of Principal Business Office or, if none, Residence

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c) Citizenship

Singapore

Item 2(d) Title of Class of Securities

Class A Ordinary Shares, par value US$0.00005 per share, including in the form of American Depository Shares (each 25 representing 1 Class A Ordinary Share)

Item 2(e) CUSIP Number

86740P108

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G

CUSIP No. 86740P108	Page 4 of 5 Pages

Item 4 Ownership

(a - c) The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by the Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following tables:

Reporting Person	No. of Securities Beneficially Owned	Voting Power		Dispositive Power
		Sole (1)	Shared (1)	Sole (1)	Shared (1)
GIC Private Limited	78,064.32	58,603.80	19,460.52	58,603.80	19,460.52

(1)

GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 58,603.80 securities beneficially owned by it. GIC shares power to vote and dispose of 19,460.52 securities beneficially owned by it with MAS.

(2)	Number of shares beneficially owned are expressed in equivalent Class A ordinary shares which are represented through holdings in American Depository Shares.
(3)	GIC disclaims membership in a group.

Item 5 Ownership of Five Percent or Less of a Class

[X]

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 86740P108	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of January 28, 2019.

GIC PRIVATE LIMITED

By:	/s/ Celine Loh Sze Ling
	Name:	Celine Loh Sze Ling
	Title:	Senior Vice President

By:	/s/ Toh Tze Meng
	Name:	Toh Tze Meng
	Title:	Senior Vice President